EXHIBIT 1
                                                                       ---------

SUPPLEMENTARY OIL & GAS INFORMATION (UNAUDITED)

This supplementary oil and natural gas information is provided in accordance with the United States FAS 69, "Disclosures about Oil and Gas Producing Activities", and where applicable is reconciled to the US GAAP financial information.

NET PROVED OIL AND NATURAL GAS RESERVES

The Company retains qualified independent reserves evaluators to evaluate the Company's proved oil and natural gas reserves.

     o For the year ended December 31, 2005, the reports by Sproule Associates Limited ("Sproule") and Ryder Scott Company covered 100% of the Company's conventional reserves;

     o For the year ended December 31, 2004, the reports by Sproule and Ryder Scott Company covered 100% of the Company's conventional reserves;

     o For the year ended December 31, 2003, the reports by Sproule covered 100% of the Company's conventional reserves; and

     o For the year ended December 31, 2002, the reports by Sproule covered 89% of the Company's conventional reserves.

Proved oil and natural gas reserves are the estimated quantities of oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are reserves that can be expected to be recovered from existing wells with existing equipment and operating methods.

Estimates of oil and natural gas reserves are subject to uncertainty and will change as additional information regarding producing fields and technology becomes available and as future economic and operating conditions change.

The following table summarizes the Company's proved and proved developed conventional crude oil and natural gas reserves, net of royalties, as at December 31, 2005, 2004 and 2003:

-------------------------------------------------------------------------------------------------------------
                                                                                      Offshore
Crude oil and NGLs (mmbbl)                         North America      North Sea    West Africa         Total
-------------------------------------------------------------------------------------------------------------
Net proved reserves
Reserves, December 31, 2002                                  571            202             75           848
Extensions and discoveries                                     1             --             13            14
Improved recovery                                             63             --             --            63
Purchases of reserves in place                                 7             27             --            34
Sales of reserves in place                                    --             --             --            --
Production                                                   (56)           (21)            (4)          (81)
Revisions of previous estimates                                2             14              1            17
-------------------------------------------------------------------------------------------------------------
Reserves, December 31, 2003                                  588            222             85           895
Extensions and discoveries                                    17             --             --            17
Improved recovery                                             25             45             --            70
Purchases of reserves in place                                36             38             --            74
Sales of reserves in place                                    --             --             --            --
Production                                                   (66)           (24)            (4)          (94)
Revisions of previous estimates                               48             22             34           104
-------------------------------------------------------------------------------------------------------------
Reserves, December 31, 2004                                  648            303            115         1,066
Extensions and discoveries                                    98             --             --            98
Improved recovery                                              3              3              2             8
Purchases of reserves in place                                --             --             15            15
Sales of reserves in place                                    (3)            --             --            (3)
Production                                                   (70)           (25)            (8)         (103)
Revisions of previous estimates                               18              9             10            37
-------------------------------------------------------------------------------------------------------------
Reserves, December 31, 2005                                  694            290            134         1,118
=============================================================================================================
Net proved developed reserves:
  December 31, 2002                                          340            107             27           474
  December 31, 2003                                          348            138             23           509
  December 31, 2004                                          367            218             20           605
  December 31, 2005                                          402            214             80           696
=============================================================================================================

-------------------------------------------------------------------------------------------------------------
                                                                                      Offshore
Natural gas (bcf)                                  North America      North Sea    West Africa         Total
-------------------------------------------------------------------------------------------------------------
Net proved reserves
Reserves, December 31, 2002                                2,446             71             71         2,588
Extensions and discoveries                                    58             --              6            64
Improved recovery                                            251             --             --           251
Purchases of reserves in place                                50             19             --            69
Sales of reserves in place                                    (3)            --             --            (3)
Production                                                  (355)           (17)            (3)         (375)
Revisions of previous estimates                              (21)           (11)           (10)          (42)
-------------------------------------------------------------------------------------------------------------
Reserves, December 31, 2003                                2,426             62             64         2,552
Extensions and discoveries                                   334             --             --           334
Improved recovery                                             80             --             --            80
Purchases of reserves in place                               182             10             --           192
Sales of reserves in place                                    (8)            --             --            (8)
Production                                                  (383)           (18)            (3)         (404)
Revisions of previous estimates                              (40)           (27)            11           (56)
-------------------------------------------------------------------------------------------------------------
Reserves, December 31, 2004                                2,591             27             72         2,690
Extensions and discoveries                                   506             --             --           506
Improved recovery                                             30             --             --            30
Purchases of reserves in place                                 6             --             --             6
Sales of reserves in place                                   (23)            --             --           (23)
Production                                                  (411)            (7)            (1)         (419)
Revisions of previous estimates                               42              9              1            52
-------------------------------------------------------------------------------------------------------------
Reserves, December 31, 2005                                2,741             29             72         2,842
=============================================================================================================
Net proved developed reserves:
December 31, 2002                                          2,185             57             27         2,269
December 31, 2003                                          2,140             46             12         2,198
December 31, 2004                                          2,213             12              5         2,230
December 31, 2005                                          2,300             16             10         2,326
=============================================================================================================

CAPITALIZED COSTS RELATED TO OIL AND NATURAL GAS ACTIVITIES

------------------------------------------------------------------------------------------------------------------------
                                                                                       2005
                                                       North          North        Offshore
(millions of Canadian dollars)                       America            Sea     West Africa         Other         Total
------------------------------------------------------------------------------------------------------------------------
Proved properties                                  $  20,886      $   2,675        $  1,365       $    14     $  24,940
Unproved properties                                    1,372             28             182            13         1,595
-------------------------------------------------------------------------------------------------------------------------
                                                      22,258          2,703           1,547            27        26,535
Less: accumulated depletion and depreciation          (7,993)        (1,022)           (294)          (14)       (9,323)
-------------------------------------------------------------------------------------------------------------------------
Net capitalized costs                              $  14,265      $   1,681        $  1,253       $    13     $  17,212
=========================================================================================================================

------------------------------------------------------------------------------------------------------------------------
                                                                                       2004
                                                       North          North        Offshore
(millions of Canadian dollars)                       America            Sea     West Africa         Other         Total
------------------------------------------------------------------------------------------------------------------------
Proved properties                                  $  18,749      $   2,506        $    563       $    14     $  21,832
Unproved properties                                    1,028             44             528             8         1,608
-------------------------------------------------------------------------------------------------------------------------
                                                      19,777          2,550           1,091            22        23,440
Less: accumulated depletion and depreciation          (6,410)          (727)           (190)          (14)       (7,341)
-------------------------------------------------------------------------------------------------------------------------
Net capitalized costs                              $  13,367      $   1,823        $    901       $     8     $  16,099
==========================================================================================================================

------------------------------------------------------------------------------------------------------------------------
                                                                                       2003
                                                       North          North        Offshore
(millions of Canadian dollars)                       America            Sea     West Africa         Other         Total
------------------------------------------------------------------------------------------------------------------------
Proved properties                                  $  15,125      $   1,905        $    566       $    14     $  17,610
Unproved properties                                      789             56             231             6         1,082
--------------------------------------------------------------------------------------------------------------------------
                                                      15,914          1,961             797            20        18,692
Less: accumulated depletion and depreciation          (4,984)          (522)           (140)          (12)       (5,658)
--------------------------------------------------------------------------------------------------------------------------
Net capitalized costs                              $  10,930      $   1,439        $    657       $     8     $  13,034
==========================================================================================================================

COSTS INCURRED IN OIL AND NATURAL GAS ACTIVITIES

------------------------------------------------------------------------------------------------------------------------
                                                                                       2005
                                                       North          North        Offshore
(millions of Canadian dollars)                       America            Sea     West Africa         Other         Total
------------------------------------------------------------------------------------------------------------------------
Property acquisitions
  Proved                                            $   (448)     $      (3)       $     63       $     -      $   (388)
  Unproved                                               210              -             (52)            -           158
Exploration                                              360             22              16             5           403
Development                                            2,288            368             412             -         3,068
------------------------------------------------------------------------------------------------------------------------
Finding and development costs                          2,410            387             439             5         3,241
Asset retirement costs                                    98           (136)             27             -           (11)
Actual retirement expenditures                           (46)             -               -             -           (46)
------------------------------------------------------------------------------------------------------------------------
Costs incurred                                      $  2,462      $     251        $    466       $     5      $  3,184
========================================================================================================================

------------------------------------------------------------------------------------------------------------------------
                                                                                       2004
                                                       North          North        Offshore
(millions of Canadian dollars)                       America            Sea     West Africa         Other         Total
------------------------------------------------------------------------------------------------------------------------
Property acquisitions
  Proved                                            $  1,748      $     302        $      -      $      -     $   2,050
  Unproved                                               298              4               -             -           302
Exploration                                              290             11              35             2           338
Development                                            1,403            308             259             -         1,970
-------------------------------------------------------------------------------------------------------------------------
Finding and development costs                          3,739            625             294             2         4,660
Asset retirement costs                                    98            165             (10)            -           253
Actual retirement expenditures                           (32)             -               -             -           (32)
------------------------------------------------------------------------------------------------------------------------
Costs incurred                                     $   3,805       $    790        $    284      $      2     $   4,881
=========================================================================================================================

------------------------------------------------------------------------------------------------------------------------
                                                                                       2003
                                                       North          North        Offshore
(millions of Canadian dollars)                       America            Sea     West Africa         Other         Total
------------------------------------------------------------------------------------------------------------------------
Property acquisitions
 Proved                                             $    236       $    100        $      -      $      -     $     336
 Unproved                                                116             23               -             -           139
Exploration                                              190             41              27             7           265
Development                                            1,227            193             148             -         1,568
-------------------------------------------------------------------------------------------------------------------------
Finding and development costs                          1,769            357             175             7         2,308
Asset retirement costs                                    80             59               9             -           148
Actual retirement expenditures                           (30)            (1)             (9)            -           (40)
------------------------------------------------------------------------------------------------------------------------
Costs incurred                                     $   1,819       $    415        $    175      $      7     $   2,416
=========================================================================================================================

RESULTS OF OPERATIONS FROM OIL AND NATURAL GAS PRODUCING ACTIVITIES

The Company's results of operations from oil and natural gas producing activities for the years ended December 31, 2005, 2004 and 2003 are summarized in the following tables:

-------------------------------------------------------------------------------------------------------------------------
                                                                                                       2005
                                                                      North           North        Offshore
(millions of Canadian dollars)                                      America             Sea     West Africa       Total
-------------------------------------------------------------------------------------------------------------------------
Oil and natural gas revenue, net of royalties                     $   5,727        $  1,499        $    472    $  7,698
Production                                                           (1,211)           (379)            (53)     (1,643)
Transportation                                                         (287)            (20)              -        (307)
Depletion, depreciation and amortization                             (1,588)           (306)           (104)     (1,998)
Asset retirement obligation accretion                                   (34)            (34)             (1)        (69)
Petroleum revenue tax                                                     -            (172)              -        (172)
Income tax                                                           (1,007)           (235)           (110)     (1,352)
--------------------------------------------------------------------------------------------------------------------------
Results of operations                                             $   1,600        $    353        $    204    $  2,157
==========================================================================================================================


-------------------------------------------------------------------------------------------------------------------------
                                                                                                       2004
                                                                      North           North        Offshore
(millions of Canadian dollars)                                      America             Sea     West Africa       Total
-------------------------------------------------------------------------------------------------------------------------
Oil and natural gas revenue, net of royalties                     $   4,579        $  1,203        $    216    $  5,998
Production                                                             (976)           (370)            (36)     (1,382)
Transportation                                                         (256)            (32)              -        (288)
Depletion, depreciation and amortization                             (1,438)           (265)            (53)     (1,756)
Asset retirement obligation accretion                                   (28)            (22)             (1)        (51)
Petroleum revenue tax                                                     -            (145)              -        (145)
Income tax                                                             (690)           (148)            (44)       (882)
--------------------------------------------------------------------------------------------------------------------------
Results of operations                                             $   1,191        $    221        $     82    $  1,494
==========================================================================================================================


-------------------------------------------------------------------------------------------------------------------------
                                                                                                       2003
                                                                      North           North        Offshore
(millions of Canadian dollars)                                      America             Sea     West Africa       Total
-------------------------------------------------------------------------------------------------------------------------
Oil and natural gas revenue, net of royalties                     $   3,961        $    962        $    150    $  5,073
Production                                                             (845)           (314)            (38)     (1,197)
Transportation                                                         (263)            (30)             (1)       (294)
Depletion, depreciation and amortization                             (1,203)           (250)            (42)     (1,495)
Asset retirement obligation accretion                                   (23)            (39)             (1)        (63)
Petroleum revenue tax                                                     -             (97)              -         (97)
Income tax                                                             (673)            (93)            (24)       (790)
--------------------------------------------------------------------------------------------------------------------------
Results of operations                                             $     954        $    139        $     44    $  1,137
==========================================================================================================================

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS FROM PROVED OIL AND NATURAL GAS RESERVES AND CHANGES THEREIN

The following standardized measure of discounted future net cash flows from proved oil and natural gas reserves has been computed using year-end sales prices and costs and year-end statutory income tax rates. A discount factor of 10% has been applied in determining the standardized measure of discounted future net cash flows. The Company does not believe that the standardized measure of discounted future net cash flows will be representative of actual future net cash flows and should not be considered to represent the fair value of the oil and natural gas properties. Actual net cash flows will differ from the presented estimated future net cash flows due to several factors including:

     o Future production will include production not only from proved properties, but may also include production from probable and potential reserves;
     o Future production of oil and natural gas from proved properties will differ from reserves estimated;
     o    Future production rates will vary from those estimated;
     o    Future rather than year-end sales prices and costs will apply;
     o Economic factors such as interest rates, income tax rates, regulatory and fiscal environments and operating conditions will change;
     o Future estimated income taxes do not take into account the effects of future exploration expenditures; and
     o Future development and site restoration costs will differ from those estimated.

Future net revenues, development, production and restoration costs have been based upon the estimates referred to above. The following tables summarize the Company's future net cash flows relating to proved oil and natural gas reserves based on the standardized measure as prescribed in FAS 69:

                                                                                             2005
---------------------------------------------------------------------------------------------------------------------------
                                                                      North           North        Offshore
(millions of Canadian dollars)                                      America             Sea     West Africa         Total
---------------------------------------------------------------------------------------------------------------------------
Future cash inflows                                               $  52,266        $ 19,961      $    8,515     $  80,742
Future production costs                                             (17,310)         (6,130)         (1,803)      (25,243)
Future development and site restoration costs                        (3,916)         (3,099)         (1,032)       (8,047)
Future income taxes                                                 (10,272)         (6,631)         (2,092)      (18,995)
----------------------------------------------------------------------------------------------------------------------------
Future net cash flows                                                20,768           4,101           3,588        28,457
10% annual discount for timing of future cash flows                  (7,793)         (1,144)         (1,068)      (10,005)
----------------------------------------------------------------------------------------------------------------------------
Standardized measure of future net cash flows                     $  12,975        $  2,957       $   2,520     $  18,452
============================================================================================================================

                                                                                             2004
---------------------------------------------------------------------------------------------------------------------------
                                                                      North           North        Offshore
(millions of Canadian dollars)                                      America             Sea     West Africa         Total
---------------------------------------------------------------------------------------------------------------------------
Future cash inflows                                               $  31,727        $ 15,526       $   5,249     $  52,502
Future production costs                                             (10,995)         (6,302)         (1,137)      (18,434)
Future development and site restoration costs                        (2,944)         (2,832)           (631)       (6,407)
Future income taxes                                                  (6,438)         (3,783)         (1,242)      (11,463)
----------------------------------------------------------------------------------------------------------------------------
Future net cash flows                                                11,350           2,609           2,239        16,198
10% annual discount for timing of future cash flows                  (4,385)           (691)           (634)       (5,710)
----------------------------------------------------------------------------------------------------------------------------
Standardized measure of future net cash flows                     $   6,965        $  1,918           1,605     $   10,488
============================================================================================================================

                                                                                             2003
---------------------------------------------------------------------------------------------------------------------------
                                                                      North           North        Offshore
(millions of Canadian dollars)                                      America             Sea     West Africa         Total
---------------------------------------------------------------------------------------------------------------------------
Future cash inflows                                               $  32,720        $  9,099        $  3,192     $  45,011
Future production costs                                              (9,480)         (3,015)         (1,179)      (13,674)
Future development and site restoration costs                        (2,393)         (1,749)           (697)       (4,839)
Future income taxes                                                  (7,295)         (2,801)              -       (10,096)
----------------------------------------------------------------------------------------------------------------------------
Future net cash flows                                                13,552           1,534           1,316        16,402
10% annual discount for timing of future cash flows                  (6,203)           (336)           (432)       (6,971)
----------------------------------------------------------------------------------------------------------------------------
Standardized measure of future net cash flows                     $   7,349        $  1,198        $    884     $   9,431
============================================================================================================================


The principal sources of change in the standardized measure of discounted future net cash flows are summarized in the following table:

(millions of Canadian dollars)                                                       2005            2004          2003
--------------------------------------------------------------------------------------------------------------------------
Sales of oil and natural gas produced, net of production costs                  $  (5,785)      $  (4,331)    $  (3,582)
Net changes in sales prices and production costs                                   11,056            (553)       (2,750)
Extensions, discoveries and improved recovery                                       3,596           2,120         1,360
Changes in estimated future development costs                                        (971)           (894)         (346)
Purchases of proved reserves in place                                                 469           1,386           594
Sales of proved reserves in place                                                    (130)            (20)           (8)
Revisions of previous reserve estimates                                               961           1,431           144
Accretion of discount                                                               1,812           1,558         2,000
Changes in production timing and other                                              1,414           1,357        (1,411)
Net change in income taxes                                                         (4,458)           (997)          426
--------------------------------------------------------------------------------------------------------------------------
Net change                                                                          7,964           1,057        (3,573)
Balance - beginning of year                                                        10,488           9,431        13,004
----------------------------------------------------------------------------------------------------------------------------
Balance - end of year                                                           $  18,452       $  10,488     $   9,431
==========================================================================================================================